Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 of Class A ordinary shares, $.01 par value per share, of Changyou.com Limited;

NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of February 12, 2010.

Prominence Investments Ltd.

For and on behalf of

TANAH MERAH LIMITED

Corporate Director

By:	/s/ Mabel Chan /s/ Audrey Low
Authorized Signatories

/s/ Tao Wang
Tao Wang